January 27, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Bradley Ecker

Re:	Fathom Digital Manufacturing Corporation
Amendment No. 1 to the Registration Statement on Form S-l
Filed January 27, 2022 (File No. 333-262189)

Dear Mr. Ecker:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on January 28, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Fathom Digital Manufacturing Corporation (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Steve Gavin or James Brown of Winston & Strawn LLP, counsel to the Company, at (312) 558-5979 or (713) 651-2796, respectively, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Fathom Digital Manufacturing Corporation

By:  /s/ Mark Frost

Mark Frost

Chief Financial Officer

cc:	Steve Gavin, Esq.

James Brown, Esq.